

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Murthy Simhambhatla
Chief Executive Officer
Evolus, Inc.
17901 Von Karman Avenue, Suite 150
Irvine, California 92614

> **Re: Evolus, Inc.**
> **Registration Statement on Form S-1**
> **Filed January, 9, 2018**
> **File No. 333-222478**

Dear Dr. Simhambhatla:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2018 letter.

Form S-1 filed January, 9, 2018

Captilization, page 61

1. Please refer to your response to prior comment 5 in which you state that the unwinding fee of $9.55 million that the company has agreed to pay on behalf of ALPHAEON is based on performance and services representing a future cost of doing business, and that you are not an obligor of the obligation. In order to evaluate your disclosure about the unwinding fee on pages 79, 129 and F-25 and your view that it represents future costs and not a liability assumed on November 30, 2017, please address the following:

    • Please confirm, if true, that you are not contractually obligated to pay the unwinding fee. In your disclosure you state that you have "agreed to pay" the unwinding fee on behalf of ALPHAEON.

- Please confirm, if true, that if you never end up supplying DWP-450 to Clarion in Canada, you are not obligated to pay the unwinding fee on behalf of ALPHAEON.
- Please tell us how you intend to account for the payment of the unwinding fee to previous equity holders of Clarion from the proceeds received from each unit of DWP-450 purchased by Clarion and the basis for your accounting.
- Tell us if the amounts you pay on behalf of ALPHAEON for the unwinding fee will reduce your related party borrowings to ALPHAEON or, in the absence of such borrowings, will result in a receivable from ALPHAEON.

Please consider revising your disclosure as appropriate to better explain this arrangement.

You may contact Sasha Parikh at 202-551-3627 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael A. Hedge - K&LGates LLP